[LETTERHEAD OF ERNST & YOUNG]

April 16, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated April 16, 2004, of JB Oxford Holdings, Inc. and are in agreement with the statements contained in paragraph one and two on pages one and two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

                                        /s/ Ernst & Young LLP